UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of DryShips Inc. (the “Company”), dated April 30, 2009, reporting its financial and operating results for the first quarter ended March 31, 2009.

DRYSHIPS INC. REPORTS ITS FINANCIAL AND OPERATING RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2009

April 30, 2009, Athens, Greece. DryShips Inc. (NASDAQ: DRYS), a global provider of marine transportation services for drybulk cargoes and offshore oil deep water drilling, today announced its unaudited financial and operating results for the three month period ended March 31, 2009.

First Quarter 2009 Highlights

➢

For the first quarter of 2009, the Company reported a net loss of $101.8 million or $0.93 basic and diluted loss per share. Included in the first quarter results are a loss related to contract termination fees and forfeiture of vessel deposits of $166.2 million or $1.53 per share, a non cash gain of $8.7 million or $0.08 per share associated with the valuation of the Company’s interest rate swaps, amortization of stock based compensation of $9.3 million or $0.09 per share, a gain on the sale of one vessel of $2.4 million or $0.02 per share and a gain on the contract cancellation of two vessels of $15.3 million or 0.14 per share. Excluding these items, net income would amount to $47.3 million or $0.45 per share.

➢

The Company completed the ATM Equity OfferingSM in which the Company raised gross proceeds of approximately $500 million since commencing the offering pursuant to the prospectus supplement filed on January 28, 2009. Merrill Lynch & Co. acted as sales agent in the offering.

➢

The Company signed a 3-year employment contract with Petrobras for exploration drilling in the Black Sea for its semi-submersible rig, the Leiv Eiriksson. The contract is expected to commence in direct continuation from the current contract with Shell. The contract value is approximately $630 million, including an estimated 60 days of mobilization, disassembly and reassembly of the derrick structure, and an incentive bonus of 8%.

George Economou, Chairman and Chief Executive Officer of the Company, commented:

“We are pleased to report better than expected results for the first quarter of 2009 after adjusting for previously disclosed non-recurring and other non-cash items.  The result is another validation of our shift in strategy that started in the last quarter of 2007 to secure a fixed revenue base by locking-in period employment for our drybulk vessels and diversifying into the offshore segment by acquiring Ocean Rig. During the last six months, in a very challenging environment, we have taken pro-active and decisive actions to ensure we remain ahead of the curve. We have reduced capital expenditures totaling $2 billion and at the same time de-levered our balance sheet by raising $500 million of equity through the ATM Equity OfferingSM completed during April. Our relationships with the banks which we have built up over the years have helped us secure waivers from our most important lenders and we are in constructive discussions with the rest of them. The UDW business continues to perform as per expectations and I am very pleased with the signing of the three year contract with Petrobras for the Leiv Eiriksson worth about $630 million. In this unprecedented recession, many large companies are fighting for survival. In contrast, with current liquidity of about $1.7 billion and no immediate capital expenditure requirements, DryShips is uniquely positioned among its shipping peers to go after distressed assets and drive the long awaited consolidation of the industry.”

Financial Review: 2009 First Quarter

The Company recorded a net loss of $101.8 million, or $0.93 basic and diluted loss per share for the three month period ended March 31, 2009, as compared to a net profit of $176.3 million, or $4.58 basic and diluted earnings per share for the three month period ended March 31, 2008. EBITDA, which is defined and reconciled later in this press release, was ($14.6) million for the first quarter of 2009 as compared to $213.6 million for the same period in 2008.

Included in the first quarter results are a loss related to contract termination fees and forfeiture of vessel deposits of $166.2 million or $1.53 per share, a non cash gain of $8.7 million or $0.08 per share associated with the valuation of the Company’s interest rate swaps, amortization of stock based compensation of $9.3 million or $0.09 per share, a gain on the sale of one vessel of $2.4 or $0.02 per share and a gain on the contract cancellation of two vessels of $15.3 million or $0.14 per share. Excluding these items, net income would amount to $47.3 million or $0.45 per share.

Following our acquisition of Ocean Rig, we have two reportable segments, the drybulk carrier segment and the offshore drilling segment. We did not earn any revenues and we did not incur any expenses from drilling contracts in the three months ended March 31, 2008 as we commenced consolidation of Ocean Rig on May 15, 2008, which was the date we gained control over our drilling rig subsidiary.

For the drybulk carrier segment, net voyage revenues (voyage revenues minus voyage expenses) decreased by $129.0 million, to $88.9 million for the three month period ended March 31, 2009, as compared to $217.9 million for the three month period ended March 31, 2008. The decrease is attributable to the substantially decreased hire rates we earned during the three month period ended March 31, 2009 as compared to the first quarter of 2008. For the offshore drilling segment, revenues from drilling contracts amounted to $99.0 million for the three month period ended March 31, 2009.

Total operating expenses and depreciation increased to $52.2 million and $48.4 million, respectively, for the three month period ended March 31, 2009 from $17.8 million and $24.4 million for the three month period ended March 31, 2008. This increase in operating expenses is primarily due to the fact that we did not incur in the first quarter of 2008 any expenses from our offshore drilling segment, which was not yet consolidated. Total general and administrative expenses increased to $17.3 million from $2.9 million during the comparative periods mainly due to costs associated with higher employee non-cash compensation and expenses from our offshore drilling segment which was not yet consolidated in the first quarter of 2008.

Total interest and finance costs increased by $13.9 million to $29.0 million for the three month period ended March 31, 2009, compared to $15.1 million for the three month period ended March 31, 2008. This increase primarily stems from the increased amount of average indebtedness during the three month period ended March 31, 2009, as compared to the same period in 2008.

Fleet List

The table below describes our drybulk fleet development and current employment profile as of April 30, 2009:

	Year			Gross rate	Redelivery
	Built	DWT	Type	per day	Earliest	Latest

Fixed rate employment
Capesize:
Alameda	2001	170,269	Capesize	$21,000	Feb-11	May-11
Brisbane	1995	151,066	Capesize	$25,000	Dec-11	Apr-12
Capri	2001	172,579	Capesize	$61,000	Apr -18	Jun-18
Flecha	2004	170,012	Capesize	$55,000	Jul-18	Nov-18
Manasota	2004	171,061	Capesize	$67,000	Feb-13	Apr-13
Mystic	2008	170,500	Capesize	$52,310	Aug-18	Dec-18
Samsara	1996	150,393	Capesize	$57,000	Dec-11	Apr-12

Panamax:
Avoca	2004	76,500	Panamax	$45,500	Aug-13	Dec-13
Bargara	2002	74,832	Panamax	$43,750	May -12	Jul-12
Capitola	2001	74,832	Panamax	$39,500	Jun-13	Aug-13
Catalina	2005	74,432	Panamax	$40,000	Jun-13	Aug-13
Ecola	2001	73,931	Panamax	$43,500	Jun-12	Aug-12
Ligari	2004	75,583	Panamax	$55,500	Jun-12	Aug-12
Majorca	2005	74,364	Panamax	$43,750	Jun-12	Aug-12
Mendocino	2002	76,623	Panamax	$56,500	Jun-12	Sep-12
Padre	2004	73,601	Panamax	$46,500	Sep-12	Dec-12
Positano	2000	73,288	Panamax	$42,500	Sept-13	Dec-13
Redondo	2000	74,716	Panamax	$34,500	Apr-13	Jun-13
Saldanha	2004	75,500	Panamax	$52,500	Jun-12	Sep-12
Samatan	2001	74,823	Panamax	$39,500	May-13	Jul-13
Xanadu	1999	72,270	Panamax	$39,750	Jul-13	Sep-13

Supramax:
Paros I (ex Clipper Gemini)	2003	51,201	Supramax	$27,135	Oct-11	May-12
Pachino (ex.VOC Galaxy)	2002	51,201	Supramax	$20,250	Sept-10	Feb-11
Spot rate employment Panamax:
Conquistador	2001	75,607	Panamax
Coronado	2000	75,706	Panamax
Delray	1994	71,862	Panamax
Heinrich Oldendorff	2001	73,931	Panamax
Iguana	1996	70,349	Panamax
La Jolla	1997	72,126	Panamax
Maganari	2001	75,941	Panamax
Marbella	2000	72,561	Panamax
Ocean Crystal	1999	73,688	Panamax
Oregon	2002	74,204	Panamax
Primera	1998	72,495	Panamax
Sonoma	2001	74,786	Panamax
Sorrento	2004	76,633	Panamax
Toro	1995	73,034	Panamax
New Buildings
N/B-Hull No: 1518A	2009	75,000	Panamax	N/A
N/B-Hull No: 1519A	2009	75,000	Panamax	N/A
N/B-Hull No: 2089	2009	180,000	Capesize	N/A
N/B-Hull No: SS 58	2010	82,000	Kamsarmax	N/A
N/B-Hull No: SS 59	2010	82,000	Kamsarmax	N/A

Summary Operating Data

(Dollars in thousands, except average daily results - unaudited)

	Three Months Ended March 31, 2008	Three Months Ended March 31, 2009
Average number of vessels(1)	38.3	37.7
Total voyage days for vessels(2)	3,452	3,277
Total calendar days for vessels(3)	3,485	3,391
Fleet utilization(4)	99%	97%
Time charter equivalent(5)	63,127	27,115
Vessel operating expenses (daily)(6)	5,100	5,369

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off hire days.

(3) Calendar days are the total days the vessels were in our possession for the relevant period including off hire days.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

	Three Months Ended March 31, 2008	Three Months Ended March 31, 2009
Voyage revenues	232,063	97,602
Voyage expenses	(14,150)	(8,746)
Time charter equivalent revenues	217,913	88,856
Total voyage days for fleet	3,452	3,277
Time charter equivalent TCE	63,127	27,115

(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

Financial Statements

Unaudited Condensed Consolidated Income Statements

(Dollars in thousands, except for share and per share data-unaudited)	Three Months Ended March 31, 2008	Three Months Ended March 31, 2009

REVENUES:
Voyage revenues	$232,063	$97,602
Revenues from drilling contracts	-	99,014
	232,063	196,616

EXPENSES:
Voyage expenses	14,150	8,746
Vessel operating expenses	17,773	18,205
Drilling rigs operating expenses	-	34,027
Depreciation	24,418	48,417
Gain on sale of vessels	(24,443)	(2,438)
Gain on contract cancellation	-	(15,340)
Contract termination deposits & forfeiture of vessels deposits	-	166,142
Management fee charged by a related party	2,787	4,142
General & administrative expenses	2,918	17,349

Operating income / (loss)	194,460	(82,634)

OTHER INCOME / (EXPENSES):
Interest and finance costs, net of interest income	(12,892)	(26,557)
(Loss) / gain on interest rate swaps	(6,074)	8,718
Other, net	(19)	1,539
Total other income (expenses), net	(18,985)	(16,300)

Net income / (loss) before taxes	175,475	(98,934)

Income taxes	-	(2,901)

Net income / (loss) after taxes and before equity in income of investee and minority interest	175,475	(101,835)

Equity in income of investee	857	-

Net (loss) / income	176,332	(101,835)

Basic and fully diluted earnings / (loss) per share	$4.58	$(0.93)

Weighted average number of shares, basic and diluted	38,502,864	109,085,118

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars except for share and per share data)	December 31, 2008	March 31, 2009

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$303,114	$215,578
Restricted cash	320,560	506,837
Trade accounts receivable, net	52,441	43,155
Other current assets	44,312	63,201
Total current assets	720,427	828,771

FIXED ASSETS, NET:
Advances for vessels under construction and acquisitions	535,616	499,403
Vessels, net	2,134,650	2,077,950
Drilling rigs, machinery and equipment ,net	1,393,158	1,376,745
Total fixed assets, net	4,063,424	3,954,098

OTHER NON CURRENT ASSETS:
Other non-current assets	58,829	66,311
Total non current assets, net	58,829	66,311
Total assets	$4,842,680	$4,849,180

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt	$2,370,556	$1,970,560
Other current liabilities	154,492	140,339
Total current liabilities	2,525,048	2,110,899

NON CURRENT LIABILITIES
Long term debt, net of current portion	788,314	880,387
Other non-current liabilities	237,746	201,692
Total non current liabilities	1,026,060	1,082,079

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS’ EQUITY:
Total stockholders’ equity	1,291,572	1,656,202
Total liabilities and stockholders’ equity	$4,842,680	$4,849,180

EBITDA Reconciliation

DryShips Inc. considers EBITDA to represent net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its liquidity position, it is used by our lenders as a measure of our compliance with certain loan covenants and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net income to EBITDA:

(Dollars in thousands)	Three Months Ended March 31, 2008	Three Months Ended March 31, 2009

Net income / (loss)	176,332	(101,835)

Add: Net interest expense	12,892	26,557
Add: Depreciation	24,418	48,417
Add: Amortization	-	9,346
Add: Income taxes	-	2,901

EBITDA	213,642	(14,614)

Conference Call and Webcast: May 1st , 2009

As announced, the Company’s management team will host a conference call, May 1st , 2009 at 8:30 AM Eastern Standard Time to discuss the Company's financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) 1452 542 301 (from outside the US). Please quote "DryShips".

In case of any problem with the above numbers, please dial 1(866) 223 0615 (from the US), 0(800) 694-1503 (from the UK) or +(44) (0) 1452 586-513 (from outside the US). Quote "DryShips".

A replay of the conference call will be available until May 2, 2009. The United States replay number is 1(866) 247- 4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 55 00 00 and the access code required for the replay is: 2133051#.

A replay of the conference call will also be available on the Company’s website at www.dryships.com under the Investor Relations section.

Slides and Audio Webcast

There will also be a simultaneous live webcast over the Internet, through the DryShips Inc. website (www.dryships.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About DryShips Inc.

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers and offshore oil deep water drilling that operate worldwide. As of the day of this release, DryShips owns a fleet of 42 drybulk carriers comprising 7 Capesize,  28 Panamax,  2 Supramax and 5 newbuilding drybulk vessels, with a combined deadweight tonnage of over 3.8 million tons and two drilling rigs and two drillship hulls .

DryShips Inc.'s common stock is listed on the NASDAQ Global Market where it trades under the symbol "DRYS."

Visit the Company’s website at www.dryships.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.
(Registrant)

Dated: May 1, 2009	By: /s/George Economou
George Economou
Chief Executive Officer and Interim
Chief Financial Officer